International Royalty Corporation

December 31, 2005 and 2004

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian GAAP varies in certain significant respects from US GAAP in general.  In the Company's circumstances there are no measurement differences.  As required by the United States Securities and Exchange Commission, the effect of these principal differences on the Company’s consolidated financial statements is described below.

(a) Stock-based compensation expense

Under US GAAP a functional income statement is used by which stock based compensation must follow the same presentation as the salary expense of the employees with the options.  For US GAAP purposes, the Company’s stock based compensation expense would be included in general and administration expense on the statement of operations.

(b) Cash flow from operating activities

The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

(c) Comprehensive Income

Comprehensive income, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from nonowner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).  The Company does not have any items that would be recorded as other comprehensive income, therefore comprehensive income (loss) is equal to net income (loss).

(d) Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment”, which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values.  In 2005, the FASB released several related Staff Positions (“FSPs”) to help clarify and interpret this new guidance.  The new rules modify certain measurement and expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, including the requirement to estimate employee forfeitures each period when recognizing compensation expense and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award.  The Company adopted the fair value method for Canadian GAAP effective January 1, 2004.  The new standard is effective January 1, 2006.  The Company is assessing the impact of adoption on its consolidated financial position and results of operation, but does not expect it to be material.

International Royalty Corporation

December 31, 2005 and 2004

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In January 2006, the AcSB issued CICA 3855, “Financial Instruments - Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives (“Financial Instruments”).  CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition.  The new standard is effective for years beginning after October 1, 2006.  The Company is currently assessing the impact of adoption on its consolidated financial position and results of operation.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes standards for measurement and recognition in financial statements of positions taken by an entity in its income tax returns. In addition, FIN 48 requires new disclosures about positions taken by an entity in its tax returns that are not recognized in its financial statements, information about potential significant changes in estimates related to tax positions and descriptions of open tax years by major jurisdiction. The provisions of FIN 48 will become effective on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. We are currently evaluating the impact that FIN 48 will have on our results of operations and financial condition.

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